Triceratops-2 Well Flows Gas and Condensate to Surface

PORT MORESBY, Papua New Guinea, and HOUSTON, May 14, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil") announced that it has successfully drill stem tested the upper reservoir section in the Triceratops-2 well in Papua New Guinea. The test (DST#8) is conducted in the open hole interval from 4,111 feet (1,253 meters) to 4,859 (1,481 meters) and the well was opened to increasing choke settings before being closed for final buildup. As of May 14, 2012 16:00 Port Moresby time, the well was flowing natural gas and condensate at a rate of 17.6 million standard cubic feet of gas per day (MMSCFPD) through a 48/64 inch choke with an observed condensate to gas ratio (CGR) at separator conditions of between 13.6 and 16.3 barrels per million standard cubic feet of gas. The corresponding wellhead pressure is recorded as 1,382 psig. This gas flow rate compares favorably with results from equivalent DST intervals at Antelope-1 and Antelope-2 which were a rate of 12.4 to 18 MMSCFPD and a rate of 11.2 to 17.4 MMSCFPD, respectively.

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The logs and DST pressure data indicate two stratigraphically separate carbonate reservoir intervals with separate pressure systems and potentially separate or stacked hydrocarbon pay. The upper reservoir interval contains gas and condensate which preliminary pressure data (DST#7) indicates is on the same pressure trend as the gas and condensate tested 3.5 kilometers away in the Bwata-1 well.

The deeper zone is separated from the upper reservoir interval by a 264 feet (80.5 meter) marl and argillaceous limestone interval from 4,869 feet (1,484 meters) to 5,133 feet (1,564.5 meters) a potential intraformational seal. DST#2 tested the interval between 6,358.3 feet (1,938 meters) and 6,454.5 feet (1,967.34 meters) in this deeper section and this data indicates a separate pressure system in this interval. An independent formation evaluation indicates potential movable liquid hydrocarbons in this lower reservoir interval, and DST#2 recovered small amount of condensate in the DST string. However, the presence of hydrocarbons in the other sections of this lower reservoir interval at this stage has not been confirmed by testing.

"We believe that the pressure data, flow rates recovered from the DSTs and well logs demonstrate a high quality porous reservoir," stated Mr. Phil Mulacek, Chief Executive Officer of InterOil. "We are pleased to find that our aero-magnetic and gravity data utilized in combination with modern seismic data has yielded our second significant discovery of hydrocarbons in a reefal reservoir in Papua New Guinea. Our forward plan to obtain definitive test results from the lower reservoir section is to set casing over the entire reservoir interval and perforate zones of interest."

Mr. Mulacek added, "We believe that the Triceratops-2 log and early DST results support our view that the prospectivity of the Gulf Province represents a world class hydrocarbon province. This is another discovery in what was an overlooked province. We believe the benefits to all stakeholders, including landowners, people of the Gulf Province, the government of PNG, our commercial partner Pacific Rubiales Energy, exploration program investors, and shareholders are substantial. If managed properly, the exploration excitement in the Gulf region should spawn a dramatic increase in investment in the country. Our prospect inventory is maturing and we anticipate that it will support our goal of a multi-year, multi-well exploration program."

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, statements concerning drilling of the Triceratops-2 well in the Triceratops field, the characteristics of the Triceratops reef structure and business plans and strategies, including plans to obtain definitive test results from the lower reservoir section and InterOil's exploration plans. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including its exploration activities to date. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. In addition, there is no guarantee that the Triceratops-2 well will ultimately be successful.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.